SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                             Issuer Pursuant to Rule
                            13a-16 or 15d -16 of the
                         Securities Exchange Act of 1934


                Report on Form 6-K for the month of November 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F __X__   Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


   Enclosures:

   1. A notification dated 7 November 2003 that The BOC Group plc will be announcing its Preliminary Results on Thursday 13 November 2003.

   2. A notification dated 11 November 2003 advising of the lapse of an option over 471 shares under the Company's Savings Related Share Option Scheme by K Rajagopal, a director of the Company.
   3. A notification dated 11 November 2003 advising of the lapse of an option over 1,676 shares under the Company's Savings Related Share Option Scheme by K Rajagopal, a director of the Company.
   4. A notification dated 13 November 2003 to advise that a copy of the Preliminary Results for the year ended 30 September 2003, were available at the UKLA Document Viewing Facility.
   5. A notification dated 14 November 2003 relating to the purchase of 6,000 Ordinary shares of 25p each in The BOC Group plc by R J Margetts a director of The BOC Group plc.
   6. News release dated 17 November 2003 advising that African Oxygen Limited has agreed to sell its holding in Afrox Healthcare.
   7. A notification dated 17 November 2003 advising details of the grant of options to J L Walsh, a director of the Company, under The BOC Group plc Executive Share Option Scheme 2003.
   8. A notification dated 17 November 2003 advising details of the grant of options to K Rajagopal, a director of the Company, under The BOC Group plc Executive Share Option Scheme 2003.
   9. A notification dated 17 November 2003 advising details of the grant of options to R Medori, a director of the Company, under The BOC Group plc Executive Share Option Scheme 2003.
   10. A notification dated 17 November 2003 advising details of the grant of options to J A Bevan, a director of the Company, under The BOC Group plc Executive Share Option Scheme 2003.
   11. A notification dated 17 November 2003 advising details of the grant of options to A E Isaac, a director of the Company, under The BOC Group plc Executive Share Option Scheme 2003.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                     INFORMATION SERVICE ON 7 NOVEMBER 2003
                  AT 11.48HRS UNDER REF: PRNUK-0711031146-2C61




7 November 2003

The BOC Group plc - Preliminary Results

The BOC Group plc will be announcing its results for the year ended 30 September 2003 on Thursday 13 November 2003.

Contact: Christopher Marsay, Director - Investor Relations
         The BOC Group, Windlesham, UK
         Telephone 01276 477222 (International +44 1276 477222)

   THE BOC GROUP plc Announcement released to a Regulatory Information Service at 17.03 Hrs on 11 November 2003 under ref no. PRNUK-1111031702-8EF9


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS





All relevant boxes should be completed in block capital letters.
---- --------------------------------------- ---- ---------------------------------------
1.   Name of company                         2.   Name of director
---- --------------------------------------- ---- ---------------------------------------
     THE BOC GROUP plc                            KRISHNAMURTHY RAJAGOPAL
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
3.   Please state whether notification       4.   Name of the registered holder(s) and,
     indicates that it is in respect of           if  more than one holder, the number
     holding of the shareholder named in          of shares held by each of them (if
     2 above or in respect of a non-              notified)
     beneficial interest or in the case
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of a non-beneficial interest
---- --------------------------------------- ---- ---------------------------------------
     IN RESPECT OF A HOLDING OF THE               KRISHNAMURTHY RAJAGOPAL
     DIRECTOR IN 2 ABOVE
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
5.   Please state whether notification       6.   Please state the nature of the
     relates to a person(s) connected with        transaction. For PEP transactions
     the director named in 2 above and            please indicate whether general/
     identify the connected person(s)             single co PEP and if discretionary/
                                                  non discretionary
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          LAPSE OF OPTION UNDER THE SAVINGS
                                                  RELATED SHARE OPTION SCHEME
---- --------------------------------------- ---- ---------------------------------------

---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
7.   Number of         8.   Percentage of    9.   Number of         10.  Percentage of
     shares/amount          issued class          shares/amount of       issued class
     of stock acquired                            stock disposed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     N/A                    N/A                   471 SHARES LAPSED      LESS THAN 0.1%
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------




                                                                    Page 4 of 28


---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
11.  Class of          12.  Price per        13.  Date of           14.  Date company
     security               share                 transaction            informed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     ORDINARY               N/A                   1 NOVEMBER 2003        11 NOVEMBER 2003
     SHARES OF
     25P EACH
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------

---- --------------------------------------- ---- ---------------------------------------
15.  Total holding following this            16.  Total percentage holding of issued
     notification                                 class following this notification
---- --------------------------------------- ---- ---------------------------------------
     14,416 ORDINARY SHARES                       LESS THAN 0.1%
     568,740 OPTIONS
---- --------------------------------------- ---- ---------------------------------------

If a director has been granted options by the company please complete the following boxes.
---- --------------------------------------- ---- ---------------------------------------
17.  Date of grant                           18.  Period during which or date on which
                                                  options exercisable
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
19.  Total amount paid (if any) for grant    20.  Description of shares or debentures
     of the option                                involved: class, number
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
21.  Exercise price (if fixed at time of     22.  Total number of shares or debentures
     grant) or indication that price is           over which options held following
     to be fixed at time of exercise              this notification
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
23.  Any additional information              24.  Name of contact and telephone number
                                                  for queries
---- --------------------------------------- ---- ---------------------------------------
     OPTION GRANTED ON 19 MARCH 1996,             SARAH LARKINS 01276 807383
     MATURED ON 1 MAY 2003 AND LAPSED
     UNEXERCISED ON 31 OCTOBER 2003
---- --------------------------------------- ---- ---------------------------------------

---- ------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS,ASSISTANT COMPANY SECRETARY
     Date of notification ____11 NOVEMBER 2003_______________

---- ------------------------------------------------------------------------------------

   THE BOC GROUP PLC Announcement released to a Regulatory Information Service at 17.10 Hrs on 11 November 2003 under ref no. PRNUK-1111031707-BADF


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS




All relevant boxes should be completed in block capital letters.
---- --------------------------------------- ---- ---------------------------------------
1.   Name of company                         2.   Name of director
---- --------------------------------------- ---- ---------------------------------------
     THE BOC GROUP plc                            KRISHNAMURTHY RAJAGOPAL
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
3.   Please state whether notification       4.   Name of the registered holder(s) and,
     indicates that it is in respect of           if more than one holder, the number
     holding of the shareholder named in          of shares held by each of them (if
     2 above or in respect of a non-              notified)
     beneficial interest or in the case
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of a non-beneficial interest
---- --------------------------------------- ---- ---------------------------------------
     IN RESPECT OF A HOLDING OF THE               KRISHNAMURTHY RAJAGOPAL
     DIRECTOR IN 2 ABOVE
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
5.   Please state whether notification       6.   Please state the nature of the
     relates to a person(s) connected with        transaction. For PEP transactions
     the director named in 2 above and            please indicate whether general/
     identify the connected person(s)             single co PEP and if discretionary/
                                                  non discretionary
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          LAPSE OF OPTION UNDER THE SAVINGS
                                                  RELATED SHARE OPTION SCHEME
---- --------------------------------------- ---- ---------------------------------------

---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
7.   Number of         8.   Percentage of    9.   Number of         10.  Percentage of
     shares/amount          issued class          shares/amount of       issued class
     of stock acquired                            stock disposed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     N/A                    N/A                   1,676 SHARES           LESS THAN 0.1%
                                                  LAPSED
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------




                                                                    Page 6 of 28


---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
11.  Class of          12.  Price per        13.  Date of           14.  Date company
     security               share                 transaction            informed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     ORDINARY               N/A                   1 NOVEMBER 2003        11 NOVEMBER 2003
     SHARES OF
     25P EACH
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------

---- --------------------------------------- ---- ---------------------------------------
15.  Total holding following this            16.  Total percentage holding of issued
     notification                                 class following this notification
---- --------------------------------------- ---- ---------------------------------------
     14,416 ORDINARY SHARES                       LESS THAN 0.1%
     567,064 OPTIONS
---- --------------------------------------- ---- ---------------------------------------

If a director has been granted options by the company please complete the following boxes.
---- --------------------------------------- ---- ---------------------------------------
17.  Date of grant                           18.  Period during which or date on which
                                                  options exercisable
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
19.  Total amount paid (if any) for grant    20.  Description of shares or debentures
     of the option                                involved: class, number
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
21.  Exercise price (if fixed at time of     22.  Total number of shares or debentures
     grant) or indication that price is           over which options held following
     to be fixed at time of exercise              this notification
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
23.  Any additional information              24.  Name of contact and telephone number
                                                  for queries
---- --------------------------------------- ---- ---------------------------------------
     OPTION GRANTED ON 11 MARCH 1998,             SARAH LARKINS 01276 807383
     MATURED ON 1 MAY 2003 AND LAPSED
     UNEXERCISED ON 31 OCTOBER 2003
---- --------------------------------------- ---- ---------------------------------------

---- ------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS,ASSISTANT COMPANY SECRETARY
     Date of notification ____11 NOVEMBER 2003_______________

---- ------------------------------------------------------------------------------------


The BOC Group plc Announcement released to a Regulatory Information Service at
10.36 hrs on 13 November 2003 under ref no PRNUK-1311031033-995B


13 November 2003

THE BOC GROUP plc - NEWS RELEASE ON THE PRELIMINARY RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2003

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

       The BOC Group plc Announcement released to a Regulatory Information
                    Service at 09.59 hrs on 14 November 2003
                       under ref no. PRNUK-1411030957-63A1


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS





All relevant boxes should be completed in block capital letters.
---- --------------------------------------- ---- ---------------------------------------
1.   Name of company                         2.   Name of director
---- --------------------------------------- ---- ---------------------------------------
     THE BOC GROUP plc                            ROBERT JOHN MARGETTS
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
3.   Please state whether notification       4.   Name of the registered holder(s) and,
     indicates that it is in respect of           if more than one holder, the number
     holding of the shareholder named in          of shares held by each of them (if
     2 above or in respect of a non-              notified)
     beneficial interest or in the case
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of a non-beneficial interest
---- --------------------------------------- ---- ---------------------------------------
     IN RESPECT OF A HOLDING OF THE               ROBERT JOHN MARGETTS
     DIRECTOR IN 2 ABOVE
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
5.   Please state whether notification       6.   Please state the nature of the
     relates to a person(s) connected with        transaction. For PEP transactions
     the director named in 2 above and            please indicate whether general/
     identify the connected person(s)             single co PEP and if discretionary/
                                                  non discretionary
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          PURCHASE
---- --------------------------------------- ---- ---------------------------------------

---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
7.   Number of         8.   Percentage of    9.   Number of         10.  Percentage of
     shares/amount          issued class          shares/amount of       issued class
     of stock acquired                            stock disposed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     6,000                  LESS THAN 0.1%        N/A                    N/A
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------




                                                                    Page 9 of 28


---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
11.  Class of          12.  Price per        13.  Date of           14.  Date company
     security               share                 transaction            informed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     ORDINARY               820p                  14 NOVEMBER 2003       14 NOVEMBER 2003
     SHARES OF
     25P EACH
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------

---- --------------------------------------- ---- ---------------------------------------
15.  Total holding following this            16.  Total percentage holding of issued
     notification                                 class following this notification
---- --------------------------------------- ---- ---------------------------------------
     23,000 ORDINARY SHARES                       LESS THAN 0.1%
---- --------------------------------------- ---- ---------------------------------------

If a director has been granted options by the company please complete the following boxes.
---- --------------------------------------- ---- ---------------------------------------
17.  Date of grant                           18.  Period during which or date on which
                                                  options exercisable
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
19.  Total amount paid (if any) for grant    20.  Description of shares or debentures
     of the option                                involved: class, number
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
21.  Exercise price (if fixed at time of     22.  Total number of shares or debentures
     grant) or indication that price is           over which options held following
     to be fixed at time of exercise              this notification
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
23.  Any additional information              24.  Name of contact and telephone number
                                                  for queries
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          KAREN WESTON 01276 807388
---- --------------------------------------- ---- ---------------------------------------

---- ------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     KAREN WESTON, ADMINISTRATION ASSISTANT
     Date of notification ____14 NOVEMBER 2003_______________

---- ------------------------------------------------------------------------------------


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 17 NOVEMBER 2003
                  AT 07.11 HRS UNDER REF: PRNUK-1711030709-7642





17 November 2003



              Afrox agrees to sell its holding in Afrox Healthcare



On 14 July 2003 African Oxygen Limited (`Afrox') announced a strategic review with regard to its shareholdings in Afrox Healthcare Limited (`Afrox Healthcare'). That strategic review has been completed and today Afrox has announced it has agreed to sell its entire holding in Afrox Healthcare to a consortium of Black Economic Empowerment (`BEE') investors led by Brimstone Investment Corporation Limited and Mvelaphanda Strategic Investments (Proprietary) Limited. Afrox Healthcare will become the first significant BEE owned and controlled private hospital and healthcare group in South Africa.

The sale by Afrox and the associated offer by the BEE consortium to minority shareholders in Afrox Healthcare are subject to certain conditions, including clearance from the relevant competition and other regulatory authorities.

Afrox's holding in Afrox Healthcare will be acquired at a price of 13.85 rand per share, increased at an effective rate of 5.6 per cent per annum from 1 October 2003 until the operative completion date. For illustrative purposes, if the operative date is 30 April 2004 the total amount payable for each Afrox Healthcare share will be 13.85 rand, plus 0.45 rand, being the escalation at the effective rate of 5.6 per cent per annum, giving a total of 14.30 rand per share. Afrox has announced its intention to distribute the net proceeds to shareholders.

BOC, through its 56 per cent shareholding in Afrox, has an economic interest of approximately 38.7 per cent in Afrox Healthcare. The total number of Afrox healthcare shares in issue is approximately 224,120,000. Afrox will have a capital gains tax liability on the proceeds from its sale of Afrox Healthcare shares at an effective rate of 15 per cent. There is a potential secondary tax charge at an effective rate of 12.5 per cent on distributions paid by South African companies

The disposal would have reduced BOC Group earnings per share for the year to 30 September 2003 by a maximum 1.5p on the basis of a full distribution of all sale proceeds to Afrox shareholders.

Tony Isaac, BOC chief executive, commented: `Afrox Healthcare has grown substantially over recent years and we are delighted to have benefited from that growth. It is now a strong and mature business able to adopt a new role in the developing South African economy. The strength of the rand makes this a very good time for BOC to receive the proceeds from the sale of its interest in Afrox Healthcare.'

--------------------- ----------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------- ----------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------- ----------------------------------------------------------

   The BOC Group plc Announcement released to a Regulatory Information Service at 15.49 hrs on 17 November 2003 under ref no. PRNUK-1711031548-836C


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS





All relevant boxes should be completed in block capital letters.
---- --------------------------------------- ---- ---------------------------------------
1.   Name of company                         2.   Name of director
---- --------------------------------------- ---- ---------------------------------------
     THE BOC GROUP plc                            JOHN LAWRENCE WALSH
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
3.   Please state whether notification       4.   Name of the registered holder(s) and,
     indicates that it is in respect of           if more than one holder, the number
     holding of the shareholder named in          of shares held by each of them (if
     2 above or in respect of a non-              notified)
     beneficial interest or in the case
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of a non-beneficial interest
---- --------------------------------------- ---- ---------------------------------------
     IN RESPECT OF A HOLDING OF THE               JOHN LAWRENCE WALSH
     DIRECTOR IN 2 ABOVE
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
5.   Please state whether notification       6.   Please state the nature of the
     relates to a person(s) connected with        transaction. For PEP transactions
     the director named in 2 above and            please indicate whether general/
     identify the connected person(s)             single co PEP and if discretionary/
                                                  non discretionary
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          GRANT OF OPTIONS
---- --------------------------------------- ---- ---------------------------------------

---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
7.   Number of         8.   Percentage of    9.   Number of         10.  Percentage of
     shares/amount          issued class          shares/amount of       issued class
     of stock acquired                            stock disposed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     N/A                    N/A                   N/A                    N/A
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------



---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
11.  Class of          12.  Price per        13.  Date of           14.  Date

                                                                   Page 13 of 28




                                                                         company
     security               share                 transaction            informed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     ORDINARY               N/A                   14 NOVEMBER 2003       14 NOVEMBER 2003
     SHARES OF
     25P EACH
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------

---- --------------------------------------- ---- ---------------------------------------
15.  Total holding following this            16.  Total percentage holding of issued
     notification                                 class following this notification
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

If a director has been granted options by the company please complete the following boxes.
---- --------------------------------------- ---- ---------------------------------------
17.  Date of grant                           18.  Period during which or date on which
                                                  options exercisable
---- --------------------------------------- ---- ---------------------------------------
     14 NOVEMBER 2003                             14 NOVEMBER 2006 TO 14 NOVEMBER
                                                  2013 SUBJECT TO A PERFORMANCE
                                                  CONDITION
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
19.  Total amount paid (if any) for grant    20.  Description of shares or debentures
     of the option                                involved: class, number
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          40,323 ORDINARY SHARES OF 25P EACH
                                                  GRANTED UNDER THE BOC GROUP EXECUTIVE
                                                  SHARE OPTION SCHEME 2003
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
21.  Exercise price (if fixed at time of     22.  Total number of shares or debentures
     grant) or indication that price is           over which options held following
     to be fixed at time of exercise              this notification
---- --------------------------------------- ---- ---------------------------------------
     820.25p                                      535,034
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
23.  Any additional information              24.  Name of contact and telephone number
                                                  for queries
---- --------------------------------------- ---- ---------------------------------------
     AT THE DATE OF GRANT ON 14 NOVEMBER          SARAH LARKINS 01276 807383
     2003, A CONFIRMED OPTION PRICE WAS
     NOT AVAILABLE BUT WAS RECEIVED ON
     17 NOVEMBER 2003.

     THE OPTIONS, GRANTED UNDER THE BOC
     GROUP EXECUTIVE SHARE OPTION SCHEME
     2003, MAY BE SATISFIED BY A NEW
     ISSUE OF SHARES TO THE DIRECTOR OR
     BY A TRANSFER
---- --------------------------------------- ---- ---------------------------------------




                                                                   Page 14 of 28


---- --------------------------------------- ---- ---------------------------------------
     OF SHARES FROM THE BOC GROUP plc
     EMPLOYEE SHARE TRUST (1995). THE
     TRUST HAS THE RIGHT TO SUBSCRIBE
     THE NUMBER OF SHARES REQUIRED TO
     SATISFY THE OPTION. OTHER EMPLOYEES
     (INCLUDING EXECUTIVE DIRECTORS) MAY
     RECEIVE SHARES ON A SIMILAR BASIS
     BUT, FOR THE PURPOSES OF DISCLOSURE
     OF DIRECTORS' INTERESTS, EACH
     DIRECTOR IS DEEMED TO BE INTERESTED
     ONLY IN THE NUMBER OF SHARES
     AVAILABLE UNDER THE OPTION GRANTED
     TO HIM, AND NOT IN ANY SHARES WHICH
     MAY BE ACQUIRED BY SUCH OTHER
     EMPLOYEE FROM THE TRUST.
---- --------------------------------------- ---- ---------------------------------------

---- ------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS, ASSISTANT COMPANY SECRETARY
     Date of notification ____17 NOVEMBER 2003_______________

---- ------------------------------------------------------------------------------------


   The BOC Group plc Announcement released to a Regulatory Information Service at 15.45 hrs on 17 November 2003 under ref no. PRNUK-1711031543-2D09


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS





All relevant boxes should be completed in block capital letters.
---- --------------------------------------- ---- ---------------------------------------
1.   Name of company                         2.   Name of director
---- --------------------------------------- ---- ---------------------------------------
     THE BOC GROUP plc                            KRISHNAMURTHY RAJAGOPAL
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
3.   Please state whether notification       4.   Name of the registered holder(s) and,
     indicates that it is in respect of           if more than one holder, the number
     holding of the shareholder named in          of shares held by each of them (if
     2 above or in respect of a non-              notified)
     beneficial interest or in the case
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of a non-beneficial interest
---- --------------------------------------- ---- ---------------------------------------
     IN RESPECT OF A HOLDING OF THE               KRISHNAMURTHY RAJAGOPAL
     DIRECTOR IN 2 ABOVE
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
5.   Please state whether notification       6.   Please state the nature of the
     relates to a person(s) connected with        transaction. For PEP transactions
     the director named in 2 above and            please indicate whether general/
     identify the connected person(s)             single co PEP and if discretionary/
                                                  non discretionary
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          GRANT OF OPTIONS
---- --------------------------------------- ---- ---------------------------------------

---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
7.   Number of         8.   Percentage of    9.   Number of         10.  Percentage of
     shares/amount          issued class          shares/amount of       issued class
     of stock acquired                            stock disposed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     N/A                    N/A                   N/A                    N/A
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------



---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
11.  Class of          12.  Price per        13.  Date of           14.  Date company
     security               share                 transaction

                                                                   Page 16 of 28




                                                                         informed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     ORDINARY               N/A                   14 NOVEMBER 2003       14 NOVEMBER 2003
     SHARES OF
     25P EACH
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------

---- --------------------------------------- ---- ---------------------------------------
15.  Total holding following this            16.  Total percentage holding of issued
     notification                                 class following this notification
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

If a director has been granted options by the company please complete the following boxes.
---- --------------------------------------- ---- ---------------------------------------
17.  Date of grant                           18.  Period during which or date on which
                                                  options exercisable
---- --------------------------------------- ---- ---------------------------------------
     14 NOVEMBER 2003                             14 NOVEMBER 2006 TO 14 NOVEMBER
                                                  2013 SUBJECT TO A PERFORMANCE
                                                  CONDITION
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
19.  Total amount paid (if any) for grant    20.  Description of shares or debentures
     of the option                                involved: class, number
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          40,323 ORDINARY SHARES OF 25P EACH
                                                  GRANTED UNDER THE BOC GROUP EXECUTIVE
                                                  SHARE OPTION SCHEME 2003
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
21.  Exercise price (if fixed at time of     22.  Total number of shares or debentures
     grant) or indication that price is           over which options held following
     to be fixed at time of exercise              this notification
---- --------------------------------------- ---- ---------------------------------------
     820.25p                                      607,387
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
23.  Any additional information              24.  Name of contact and telephone number
                                                  for queries
---- --------------------------------------- ---- ---------------------------------------
     AT THE DATE OF GRANT ON 14 NOVEMBER          SARAH LARKINS 01276 807383
     2003, A CONFIRMED OPTION PRICE WAS
     NOT AVAILABLE BUT WAS RECEIVED ON
     17 NOVEMBER 2003.

     THE OPTIONS, GRANTED UNDER THE BOC
     GROUP EXECUTIVE SHARE OPTION SCHEME
     2003, MAY BE SATISFIED BY A NEW
     ISSUE OF SHARES TO THE DIRECTOR OR
     BY A TRANSFER OF SHARES FROM THE BOC
---- --------------------------------------- ---- ---------------------------------------




                                                                   Page 17 of 28


---- --------------------------------------- ---- ---------------------------------------
     GROUP plc EMPLOYEE SHARE TRUST
     (1995). THE TRUST HAS THE RIGHT TO
     SUBSCRIBE THE NUMBER OF SHARES
     REQUIRED TO SATISFY THE OPTION.
     OTHER EMPLOYEES (INCLUDING EXECUTIVE
     DIRECTORS) MAY RECEIVE SHARES ON A
     SIMILAR BASIS BUT, FOR THE PURPOSES
     OF DISCLOSURE OF DIRECTORS'
     INTERESTS, EACH DIRECTOR IS DEEMED
     TO BE INTERESTED ONLY IN THE NUMBER
     OF SHARES AVAILABLE UNDER THE OPTION
     GRANTED TO HIM, AND NOT IN ANY SHARES
     WHICH MAY BE ACQUIRED BY SUCH OTHER
     EMPLOYEE FROM THE TRUST.
---- --------------------------------------- ---- ---------------------------------------

---- ------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS, ASSISTANT COMPANY SECRETARY
     Date of notification ____17 NOVEMBER 2003_______________

---- ------------------------------------------------------------------------------------


   The BOC Group plc Announcement released to a Regulatory Information Service at 15.41 hrs on 17 November 2003 under ref no. PRNUK-1711031540-D1CB


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS




All relevant boxes should be completed in block capital letters.
---- --------------------------------------- ---- ---------------------------------------
1.   Name of company                         2.   Name of director
---- --------------------------------------- ---- ---------------------------------------
     THE BOC GROUP plc                            RENE MEDORI
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
3.   Please state whether notification       4.   Name of the registered holder(s) and,
     indicates that it is in respect of           if more than one holder, the number
     holding of the shareholder named in          of shares held by each of them (if
     2 above or in respect of a non-              notified)
     beneficial interest or in the case
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of a non-beneficial interest
---- --------------------------------------- ---- ---------------------------------------
     IN RESPECT OF A HOLDING OF THE               RENE MEDORI
     DIRECTOR IN 2 ABOVE
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
5.   Please state whether notification       6.   Please state the nature of the
     relates to a person(s) connected with        transaction. For PEP transactions
     the director named in 2 above and            please indicate whether general/
     identify the connected person(s)             single co PEP and if discretionary/
                                                  non discretionary
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          GRANT OF OPTIONS
---- --------------------------------------- ---- ---------------------------------------

---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
7.   Number of         8.   Percentage of    9.   Number of         10.  Percentage of
     shares/amount          issued class          shares/amount of       issued class
     of stock acquired                            stock disposed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     N/A                    N/A                   N/A                    N/A
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------



---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
11.  Class of          12.  Price per        13.  Date of           14.  Date company
     security               share                 transaction

                                                                   Page 19 of 28





                                                                        informed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     ORDINARY               N/A                   14 NOVEMBER 2003       14 NOVEMBER 2003
     SHARES OF
     25P EACH
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------

---- --------------------------------------- ---- ---------------------------------------
15.  Total holding following this            16.  Total percentage holding of issued
     notification                                 class following this notification
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

If a director has been granted options by the company please complete the following boxes.
---- --------------------------------------- ---- ---------------------------------------
17.  Date of grant                           18.  Period during which or date on which
                                                  options exercisable
---- --------------------------------------- ---- ---------------------------------------
     14 NOVEMBER 2003                             14 NOVEMBER 2006 TO 14 NOVEMBER
                                                  2013 SUBJECT TO A PERFORMANCE
                                                  CONDITION
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
19.  Total amount paid (if any) for grant    20.  Description of shares or debentures
     of the option                                involved: class, number
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          42,243 ORDINARY SHARES OF 25P EACH
                                                  GRANTED UNDER THE BOC GROUP EXECUTIVE
                                                  SHARE OPTION SCHEME 2003
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
21.  Exercise price (if fixed at time of     22.  Total number of shares or debentures
     grant) or indication that price is           over which options held following
     to be fixed at time of exercise              this notification
---- --------------------------------------- ---- ---------------------------------------
     820.25p                                      522,148
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
23.  Any additional information              24.  Name of contact and telephone number
                                                  for queries
---- --------------------------------------- ---- ---------------------------------------
     AT THE DATE OF GRANT ON 14 NOVEMBER          SARAH LARKINS 01276 807383
     2003, A CONFIRMED OPTION PRICE WAS
     NOT AVAILABLE BUT WAS RECEIVED ON
     17 NOVEMBER 2003.

     THE OPTIONS, GRANTED UNDER THE BOC
     GROUP EXECUTIVE SHARE OPTION SCHEME
     2003, MAY BE SATISFIED BY A NEW
     ISSUE OF SHARES TO THE DIRECTOR OR
     BY A TRANSFER OF SHARES FROM THE BOC
---- --------------------------------------- ---- ---------------------------------------




                                                                   Page 20 of 28


---- --------------------------------------- ---- ---------------------------------------
     GROUP plc EMPLOYEE SHARE TRUST
     (1995). THE TRUST HAS THE RIGHT TO
     SUBSCRIBE THE NUMBER OF SHARES
     REQUIRED TO SATISFY THE OPTION.
     OTHER EMPLOYEES (INCLUDING EXECUTIVE
     DIRECTORS) MAY RECEIVE SHARES ON A
     SIMILAR BASIS BUT, FOR THE PURPOSES
     OF DISCLOSURE OF DIRECTORS'
     INTERESTS, EACH DIRECTOR IS DEEMED
     TO BE INTERESTED ONLY IN THE NUMBER
     OF SHARES AVAILABLE UNDER THE OPTION
     GRANTED TO HIM, AND NOT IN ANY SHARES
     WHICH MAY BE ACQUIRED BY SUCH OTHER
     EMPLOYEE FROM THE TRUST.
---- --------------------------------------- ---- ---------------------------------------

---- ------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS, ASSISTANT COMPANY SECRETARY
     Date of notification ____17 NOVEMBER 2003_______________

---- ------------------------------------------------------------------------------------


   The BOC Group plc Announcement released to a Regulatory Information Service at 15.37 hrs on 17 November 2003 under ref no. PRNUK-1711031535-5687


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS




All relevant boxes should be completed in block capital letters.
---- --------------------------------------- ---- ---------------------------------------
1.   Name of company                         2.   Name of director
---- --------------------------------------- ---- ---------------------------------------
     THE BOC GROUP plc                            JOHN ANDREW BEVAN
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
3.   Please state whether notification       4.   Name of the registered holder(s) and,
     indicates that it is in respect of           if more than one holder, the number
     holding of the shareholder named in          of shares held by each of them (if
     2 above or in respect of a non-              notified)
     beneficial interest or in the case
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of a non-beneficial interest
---- --------------------------------------- ---- ---------------------------------------
     IN RESPECT OF A HOLDING OF THE               JOHN ANDREW BEVAN
     DIRECTOR IN 2 ABOVE
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
5.   Please state whether notification       6.   Please state the nature of the
     relates to a person(s) connected with        transaction. For PEP transactions
     the director named in 2 above and            please indicate whether general/
     identify the connected person(s)             single co PEP and if discretionary/
                                                  non discretionary
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          GRANT OF OPTIONS
---- --------------------------------------- ---- ---------------------------------------

---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
7.   Number of         8.   Percentage of    9.   Number of         10.  Percentage of
     shares/amount          issued class          shares/amount of       issued class
     of stock acquired                            stock disposed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     N/A                    N/A                   N/A                    N/A
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------



---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
11.  Class of          12.  Price per        13.  Date of           14.  Date company
     security               share                 transaction

                                                                   Page 22 of 28



                                                                         informed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     ORDINARY               N/A                   14 NOVEMBER 2003       14 NOVEMBER 2003
     SHARES OF
     25P EACH
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------

---- --------------------------------------- ---- ---------------------------------------
15.  Total holding following this            16.  Total percentage holding of issued
     notification                                 class following this notification
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

If a director has been granted options by the company please complete the following boxes.
---- --------------------------------------- ---- ---------------------------------------
17.  Date of grant                           18.  Period during which or date on which
                                                  options exercisable
---- --------------------------------------- ---- ---------------------------------------
     14 NOVEMBER 2003                             14 NOVEMBER 2006 TO 14 NOVEMBER
                                                  2013 SUBJECT TO A PERFORMANCE
                                                  CONDITION
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
19.  Total amount paid (if any) for grant    20.  Description of shares or debentures
     of the option                                involved: class, number
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          36,574 ORDINARY SHARES OF 25P EACH
                                                  GRANTED UNDER THE BOC GROUP EXECUTIVE
                                                  SHARE OPTION SCHEME 2003
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
21.  Exercise price (if fixed at time of     22.  Total number of shares or debentures
     grant) or indication that price is           over which options held following
     to be fixed at time of exercise              this notification
---- --------------------------------------- ---- ---------------------------------------
     820.25p                                      345,226
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
23.  Any additional information              24.  Name of contact and telephone number
                                                  for queries
---- --------------------------------------- ---- ---------------------------------------
     AT THE DATE OF GRANT ON 14 NOVEMBER          SARAH LARKINS 01276 807383
     2003, A CONFIRMED OPTION PRICE WAS
     NOT AVAILABLE BUT WAS RECEIVED ON
     17 NOVEMBER 2003.

     THE OPTIONS, GRANTED UNDER THE BOC
     GROUP EXECUTIVE SHARE OPTION SCHEME
     2003, MAY BE SATISFIED BY A NEW
     ISSUE OF SHARES TO THE DIRECTOR OR
     BY A TRANSFER OF SHARES FROM THE BOC
---- --------------------------------------- ---- ---------------------------------------




                                                                   Page 23 of 28


---- --------------------------------------- ---- ---------------------------------------
     GROUP plc EMPLOYEE SHARE TRUST
     (1995). THE TRUST HAS THE RIGHT TO
     SUBSCRIBE THE NUMBER OF SHARES
     REQUIRED TO SATISFY THE OPTION.
     OTHER EMPLOYEES (INCLUDING EXECUTIVE
     DIRECTORS) MAY RECEIVE SHARES ON A
     SIMILAR BASIS BUT, FOR THE PURPOSES
     OF DISCLOSURE OF DIRECTORS'
     INTERESTS, EACH DIRECTOR IS DEEMED
     TO BE INTERESTED ONLY IN THE NUMBER
     OF SHARES AVAILABLE UNDER THE OPTION
     GRANTED TO HIM, AND NOT IN ANY SHARES
     WHICH MAY BE ACQUIRED BY SUCH OTHER
     EMPLOYEE FROM THE TRUST.
---- --------------------------------------- ---- ---------------------------------------

---- ------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS, ASSISTANT COMPANY SECRETARY
     Date of notification ____17 NOVEMBER 2003_______________

---- ------------------------------------------------------------------------------------


   The BOC Group plc Announcement released to a Regulatory Information Service at 15.32 hrs on 17 November 2003 under ref no. PRNUK-1711031530-D026


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS




All relevant boxes should be completed in block capital letters.
---- --------------------------------------- ---- ---------------------------------------
1.   Name of company                         2.   Name of director
---- --------------------------------------- ---- ---------------------------------------
     THE BOC GROUP plc                            ANTHONY ERIC ISAAC
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
3.   Please state whether notification       4.   Name of the registered holder(s) and,
     indicates that it is in respect of           if more than one holder, the number
     holding of the shareholder named in          of shares held by each of them (if
     2 above or in respect of a non-              notified)
     beneficial interest or in the case
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of a non-beneficial interest
---- --------------------------------------- ---- ---------------------------------------
     IN RESPECT OF A HOLDING OF THE               ANTHONY ERIC ISAAC
     DIRECTOR IN 2 ABOVE
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
5.   Please state whether notification       6.   Please state the nature of the
     relates to a person(s) connected with        transaction. For PEP transactions
     the director named in 2 above and            please indicate whether general/
     identify the connected person(s)             single co PEP and if discretionary/
                                                  non discretionary
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          GRANT OF OPTIONS
---- --------------------------------------- ---- ---------------------------------------

---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
7.   Number of         8.   Percentage of    9.   Number of         10.  Percentage of
     shares/amount          issued class          shares/amount of       issued class
     of stock acquired                            stock disposed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     N/A                    N/A                   N/A                    N/A
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------



---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
11.  Class of          12.  Price per        13.  Date of           14.  Date company
     security               share                 transaction

                                                                   Page 25 of 28



                                                                         informed
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------
     ORDINARY               N/A                   14 NOVEMBER 2003       14 NOVEMBER 2003
     SHARES OF
     25P EACH
---- ----------------- ---- ---------------- ---- ----------------- ---- ----------------

---- --------------------------------------- ---- ---------------------------------------
15.  Total holding following this            16.  Total percentage holding of issued
     notification                                 class following this notification
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          N/A
---- --------------------------------------- ---- ---------------------------------------

If a director has been granted options by the company please complete the following boxes.
---- --------------------------------------- ---- ---------------------------------------
17.  Date of grant                           18.  Period during which or date on which
                                                  options exercisable
---- --------------------------------------- ---- ---------------------------------------
     14 NOVEMBER 2003                             14 NOVEMBER 2006 TO 14 NOVEMBER
                                                  2013 SUBJECT TO A PERFORMANCE
                                                  CONDITION
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
19.  Total amount paid (if any) for grant    20.  Description of shares or debentures
     of the option                                involved: class, number
---- --------------------------------------- ---- ---------------------------------------
     N/A                                          36,574 ORDINARY SHARES OF 25P EACH
                                                  GRANTED UNDER THE BOC GROUP EXECUTIVE
                                                  SHARE OPTION SCHEME 2003
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
21.  Exercise price (if fixed at time of     22.  Total number of shares or debentures
     grant) or indication that price is           over which options held following
     to be fixed at time of exercise              this notification
---- --------------------------------------- ---- ---------------------------------------
     820.25p                                      1,302,691
---- --------------------------------------- ---- ---------------------------------------

---- --------------------------------------- ---- ---------------------------------------
23.  Any additional information              24.  Name of contact and telephone number
                                                  for queries
---- --------------------------------------- ---- ---------------------------------------
     AT THE DATE OF GRANT ON 14 NOVEMBER          SARAH LARKINS 01276 807383
     2003, A CONFIRMED OPTION PRICE WAS
     NOT AVAILABLE BUT WAS RECEIVED ON
     17 NOVEMBER 2003.

     THE OPTIONS, GRANTED UNDER THE BOC
     GROUP EXECUTIVE SHARE OPTION SCHEME
     2003, MAY BE SATISFIED BY A NEW
     ISSUE OF SHARES TO THE DIRECTOR OR
     BY A TRANSFER OF SHARES FROM THE BOC
---- --------------------------------------- ---- ---------------------------------------




                                                                   Page 26 of 28


---- --------------------------------------- ---- ---------------------------------------
     GROUP plc EMPLOYEE SHARE TRUST
     (1995). THE TRUST HAS THE RIGHT TO
     SUBSCRIBE THE NUMBER OF SHARES
     REQUIRED TO SATISFY THE OPTION.
     OTHER EMPLOYEES (INCLUDING EXECUTIVE
     DIRECTORS) MAY RECEIVE SHARES ON A
     SIMILAR BASIS BUT, FOR THE PURPOSES
     OF DISCLOSURE OF DIRECTORS'
     INTERESTS, EACH DIRECTOR IS DEEMED
     TO BE INTERESTED ONLY IN THE NUMBER
     OF SHARES AVAILABLE UNDER THE OPTION
     GRANTED TO HIM, AND NOT IN ANY SHARES
     WHICH MAY BE ACQUIRED BY SUCH OTHER
     EMPLOYEE FROM THE TRUST.
---- --------------------------------------- ---- ---------------------------------------

---- ------------------------------------------------------------------------------------
25.  Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS, ASSISTANT COMPANY SECRETARY
     Date of notification ____17 NOVEMBER 2003_______________

---- ------------------------------------------------------------------------------------


                                    SIGNATURE



            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  December 1, 2003



                               By: /s/    Sarah Larkins
                                   ----------------------------------
                                   Name:  Sarah Larkins
                                   Title: Assistant Company Secretary